UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2015

Commission File Number: 001-36474

Zhaopin Limited

5/F, Shoukai Square

No. 10 Furong Street, Wangjing

Chaoyang District, Beijing 100101

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zhaopin Limited

By:	/s/ James Jianmin Guo
Name:	James Jianmin Guo
Title:	Chief Financial Officer

Date: January 14, 2015

Exhibit Index

Exhibit 99.1	–	Press Release

Exhibit 99.2	–	Notice of Annual General Meeting

Exhibit 99.1

Zhaopin Limited to Hold 2015 Annual General Meeting on February 9, 2015

BEIJING, Jan. 12, 2015 /PRNewswire/ — Zhaopin Limited (NYSE: ZPIN) (“Zhaopin” or the “Company”), a leading career platform in China, today announced that it will hold its 2015 annual general meeting of shareholders at the offices of UBS Investment Bank, One Raffles Quay, #50-01 North Tower, Singapore, on February 9, 2015 at 5:00 p.m. (Singapore time). Holders of ordinary shares of the Company whose names are on the register of members of the Company at the close of business on January 12, 2015 are entitled to receive notice of the annual general meeting or any adjournment or postponement thereof. Beneficial owners of the Company’s American depositary shares (“ADSs”) are welcome to attend the annual general meeting in person.

No resolutions are proposed to be submitted for shareholder approval at the AGM. Instead, the AGM will serve as a forum for the Company’s management to discuss the Company’s business affairs.

The notice of the annual general meeting is available on the Company’s website at http://ir.zhaopin.com/. Zhaopin has filed its annual report on Form 20-F, including its audited financial statements, for the fiscal year ended June 30, 2014 with the U.S. Securities and Exchange Commission (the “SEC”). Zhaopin’s annual report on Form 20-F can be accessed on the above-mentioned Company website, as well as on the SEC’s website at http://www.sec.gov.

Shareholders may request a hard copy of the Company’s annual report on Form 20-F, free of charge, by contacting Zhaopin Limited at ir@zhaopin.com.cn or by writing to Zhaopin Limited at 5/F, Shoukai Plaza, No.10 Furong Street Wangjing, Chaoyang District, Beijing 100020, the People’s Republic of China, telephone: +86 (10) 5863-5888.

About Zhaopin Limited

Zhaopin is a leading career platform in China, focusing on connecting users with relevant job opportunities throughout their career lifecycle. The Company’s zhaopin.com website is the most popular career-focused website in China as measured by average daily unique visitors in each month of 2013 and up to and including September 2014. Zhaopin is the second largest online recruitment services provider as measured by revenues in 2013 and up to and including September 2014. The Company’s over 92.4 million registered users include diverse and educated job seekers who are at various stages of their careers and are in demand by employers as a result of the general shortage of skilled and educated workers in China. In the fiscal year ended June 30, 2014, approximately 18.1 million job postings[1] were placed on Zhaopin’s platform by 335,168 unique customers including multinational corporations, small and medium-sized enterprises and state-owned entities. The quality and quantity of Zhaopin’s users and the resumes in the Company’s database attract an increasing number of customers. This in turn leads to more users turning to Zhaopin as their primary recruitment and career-related services provider, creating strong network effects and significant entry barriers for potential competitors. For more information, please visit http://www.zhaopin.com.

[1]	We calculate the number of job postings during a specified period by counting the number of job postings newly placed by customers during such period. Job postings that were placed prior to such specified period, even if available during such period, are not counted in the number of job postings for the specified period. Any particular job posting placed on our website may include more than one job opening or position.

For further information, please contact:

Zhaopin Limited

Ms. Jessica Ye

Executive Vice President

ir@zhaopin.com.cn

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

Exhibit 99.2

Zhaopin Limited

(the “Company”)

Notice of Annual General Meeting of the Company

Notice is hereby given that the Annual General Meeting of the Company (the “AGM”) will be held at the offices of UBS Investment Bank, One Raffles Quay, #50-01 North Tower, Singapore, on the 9th day of February, 2015 at 5:00 p.m. Singapore time. No resolutions are proposed to be submitted for shareholder approval at the AGM. Instead, the AGM will serve as a forum for the Company’s management to discuss the Company’s business affairs.

By order of the Board

/s/ Mr. Evan Sheng Guo

Director

Dated: January 12 2015

Registered Office:

c/o Maples Corporate Services Limited

PO Box 309, Ugland House

Grand Cayman

KY1-1104

Cayman Islands

*	A form of proxy has been included with this Notice.

Zhaopin Limited

(the “Company”)

FORM OF PROXY FOR SHAREHOLDERS

I/We

Please Print Name(s)

of

Please Print Address(es)

being (a) shareholder(s) of the Company with Class A ordinary shares and/or Class B ordinary shares respectively hereby appoint of

or failing him/her

of

or failing him/her the duly appointed chairman of the AGM (the “Chairman”) as my/our proxy to vote for me/us and on my/our behalf at the Annual General Meeting of the Company (the “AGM”) to be held on 9th day of February 2015 at 5:00 p.m. Singapore time at the offices of UBS Investment Bank, One Raffles Quay, #50-01 North Tower, Singapore and at any adjournment of the AGM. My proxy is instructed to vote on a poll or abstain at his/her discretion, as he/she will on any business that may be raised at the AGM.

If you have appointed more than one proxy, please specify above the number of shares in respect of which each proxy is entitled to exercise the related votes. If you do not complete this information, the first person listed above shall be entitled to exercise all the votes in relation to any relevant resolution.

Signed:
Name:
Date:

In the case of joint holders the senior holder (see note 4 below) should sign. Please provide the names of all other joint holders:

NOTES

IF YOU HAVE EXECUTED A STANDING PROXY, YOUR STANDING PROXY WILL BE VOTED AS INDICATED IN NOTE 2 BELOW, UNLESS YOU ATTEND THE AGM IN PERSON OR COMPLETE AND SEND IN THIS FORM APPOINTING A SPECIFIC PROXY.

1	A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the AGM is entitled to appoint one or more proxies to attend and vote in his/her stead. Please insert the name of the person(s) of your own choice that you wish to be appointed proxy in the space provided, failing which the Chairman will be appointed as your proxy.

2	Any standing proxy previously deposited by a shareholder with the Company will be voted in favour of any resolutions to be proposed at the AGM unless revoked prior to the AGM or the shareholder attends the AGM in person or completes and returns this form appointing a specific proxy.

3	Whether or not you propose to attend the relevant meeting(s) in person, you are strongly advised to complete and return this form of proxy in accordance with these instructions. To be valid, this form must be completed and deposited (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) at the offices of Zhaopin Limited, 5F, Shoukai Plaza, No. 10 Furong Street Wangjing, Chaoyang District, Beijing, People’s Republic of China, Attention: Mr. James Guo, Chief Financial Officer or send copies of the foregoing by email to james.guo@zhaopin.com.cn, in each case marked for the attention of Mr. James Guo, as soon as possible and in any event not later than 48 hours before the time for holding the relevant meeting or any adjourned meeting. Returning this completed form of proxy will not preclude you from attending the relevant meeting(s) and voting in person if you so wish.

4	If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose seniority shall be determined by the order in which the names stand on the Company’s register of shareholders in respect of the relevant shares. The senior holder should sign this form, but the names of all other joint holders should be stated on the form in the space provided.

5	A shareholder holding more than one share entitled to attend and vote at the AGM need not cast the votes in respect of such shares in the same way on any resolution and therefore may vote a share or some or all such shares either for or against a resolution and/or abstain from voting a share or some or all of the shares and, subject to the terms of the instrument appointing any proxy, a proxy appointed under one or more instruments may vote a share or some or all of the shares in respect of which he is appointed either for or against a resolution and/or abstain from voting.

6	The quorum for the AGM is one or more shareholders present in person or by proxy representing not less than an aggregate of one-third of the total voting power of all Shares in issue and entitled to vote in the Company.

7	If this form is returned without an indication as to how the proxy shall vote, the proxy will exercise his/her discretion as to whether he/she votes and if so how.

8	This form of proxy is for use by shareholders only. If the appointor is a corporate entity this form of proxy must either be under its seal or under the hand of some officer or attorney duly authorised for that purpose.

9	Any alterations made to this form must be initialled by you.

10	A proxy may vote on a poll.